                             EXHIBIT 99(b)




June 19, 1997


Dear Shareholder,

We want to share with you news of an important new safeguard aimed at protecting the value of your ownership in Manatron, Inc. ("Manatron" or the "Company").

Manatron has implemented a PREFERRED STOCK PURCHASE RIGHTS PLAN for all Company shareholders. Simply stated, the plan has been designed to deal with the problem of another company using abusive takeover tactics to gain control of Manatron without your fully informed consent. Such tactics routinely pressure shareholders into making hasty decisions--decisions which could deprive you of the full value of your shares.

Under the plan, recently approved by your board of directors, you would receive "rights" to purchase a newly created series of preferred Manatron stock in the event of coercive attempts to significantly shift Company ownership. The rights will be distributed to shareholders of record on June 16, 1997 and will be triggered--or made available to you--if:

     - any person or group who does not hold 15 percent or more of Manatron stock as of June 16, 1997 subsequently acquires 15 percent or more of Manatron's common stock;

     - a holder of 15 percent or more of Manatron's stock as of June 16, 1997 subsequently acquires more than 20 percent of the Company's common stock; or

     - any person or group announces a tender offer for 30 percent or more of Manatron's common stock.

The rights will not impact our reported earnings per share or the way in which you may currently trade your shares. Though the rights are not taxable, you may receive taxable income if the triggering conditions occur and you purchase the then-newly issued preferred shares. You also may recognize taxable income if, after triggering, you buy and then sell your preferred shares. A more detailed information sheet on the legal mechanics of the plan is enclosed, and we welcome any questions you may have. This change requires no action on your part and you will be notified in the event the plan is triggered.

This plan was not created to prevent a takeover of our Company. The plan also was implemented to preserve the value of Manatron shares in the event of an acquisition effort. Your management team remains committed to restoring the Company to profitable growth and enhancing the value of your shares.

Be assured, we are not pursuing a sale of Manatron, nor are there any current bidders for the Company. Our goal is to ensure that anyone who might seek to acquire Manatron does so through open negotiations with our board and with the informed consent of our shareholders. Over 1,000 other companies, including many household names, have put similar safeguards in place for shareholders.

We are making steady, measurable progress in our efforts to get Manatron back on the track of profitable growth. Our quarterly results have shown improvement during the last four reporting periods, and we are working hard to create a new spirit of teamwork and accountability.

Like any growing company, however, we must be diligent in our pursuit of securing shareholder value over the long term. We believe the development of safeguards such as our preferred stock purchase rights plan ensures your voice will be heard as Manatron continues to move forward.

Thank you for your continued confidence in Manatron.

Sincerely,



Randall L. Peat                    Paul R. Sylvester
Chairman of the Board              President, Chief Executive Officer,
                                   Chief Financial Officer and Treasurer